Janus Capital Law Group

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Telephone (949) 633-8965

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August 24, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	George K. Schuler, Mining Engineer
Ethan Horowitz, Accounting Branch Chief
Cheryl Brown, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	Nevada Canyon Gold Corp.
Amendment No. 4
Offering Statement on Form 1-A
Filed August 24, 2022
File No. 024-11911

Ladies and Gentlemen:

As counsel for Nevada Canyon Gold Corp., a Nevada corporation (the “Company”), I am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on August 22, 2022, relating to Amendment No. 3 to the Company’s Offering Statement on Form 1-A, File No. 024-11911, filed with the Commission on August 12, 2022, respectively (the “Registration Statement”). Amendment No. 4 to the Registration Statement is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 1-A

Recent Developments, page 44

1. We note your revisions in response to prior comment 2. Please also revise the disclosure regarding the Agai-Pah Property on pages F-11 and F-24.

RESPONSE: On pages F-11 and F-24 the Company has revised the disclosure on the Agai-Pah Property to be consistent with the same disclosure as under Recent Developments on page 44.

Please also note that the Company made additional minor revisions to the Registration Statement on pages 2, 50, and 53 in order to address comments addressed to Digital Offering, LLC, by FINRA. Specifically, there was a spelling error that was corrected.

Finally, in response to Ms. Cheryl Brown’s voicemail to me on August 22, 2022, the Company has incorporated, by reference, its recently filed Form 10Q for the Company’s quarter ended June 30, 2022, into the Registration Statement on pages 31,34 and 55.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by email at dcolby@januscapitallaw.com or by phone at 949.633.8965.

JANUS CAPITAL LAW GROUP

/s/Deron M. Colby
Deron M. Colby, Esq.